UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2012.

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________.

Commission File Number 1-6364

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

South Jersey Industries, Inc. 401(K) Plan

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

SOUTH JERSEY INDUSTRIES, INC.

One South Jersey Plaza
Folsom, NJ 08037
South Jersey Industries, Inc.

401(K)Plan

Financial Statements as of December 31, 2012
and 2011, and for the Year Ended December 31,
2012, and Supplemental Schedule as of
December 31, 2012, and Report of Independent
Registered Public Accounting Firm.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
South Jersey Industries, Inc. 401(k) Plan
Folsom, New Jersey

We have audited the accompanying statements of net assets available for benefits of South Jersey Industries, Inc. 401(k) Plan (the "Plan") as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
June 26, 2013

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2012 AND 2011

ASSETS	2012	2011
INVESTMENTS - AT FAIR VALUE:
Cash	$95,741	$80,830
South Jersey Industries, Inc. Common Stock	98,215,794	114,191,746
Mutual Funds	28,569,810	24,123,834
Pending Settlement Funds	150	11,572
Common/Collective Trusts	8,178,407	8,351,780
Total Investments	135,059,902	146,759,762
RECEIVABLES:
Participants Contributions	290,857	236,936
Employer Contributions	76,589	64,259
Accrued Investment Income	14,291	14,287
Notes Receivable from Participants	1,544,237	1,345,264
Total Receivables	1,925,974	1,660,746
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	136,985,876	148,420,508
Adjustments from fair value to contract value for fully benefit- responsive investment contracts	(67,821)	(41,754)
NET ASSETS AVAILABLE FOR BENEFITS	$136,918,055	$148,378,754

See notes to financial statements.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2012

ADDITIONS:
Investment Income:
Dividends and Interest	$4,286,541
Net Depreciation in Fair Value of Investments	(10,789,229)

Net Investment Loss	(6,502,688)

Contributions:
Participant Contributions	4,696,810
Employer Contributions	1,630,830

Total Contributions	6,327,640

DEDUCTIONS:
Benefits Paid to Participants	11,260,563
Administration Fees	25,088

Total Deductions	11,285,651

DECREASE IN NET ASSETS	(11,460,699)

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	148,378,754

NET ASSETS AVAILABLE FOR BENEFITS - End of year	$136,918,055

See notes to financial statements.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

1.	DESCRIPTION OF THE PLAN

The following description of the South Jersey Industries, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document for more complete information.

General – The Plan is a defined contribution plan covering substantially all full time employees, and part-time employees who have one or more years of service, of South Jersey Industries, Inc. and subsidiaries (“SJI” or the “Company”), as well as certain employees of an affiliate (participating employer). The Trust Committee Appointed by the Board of Directors of the Company controls and manages the operation and administration of the Plan.  An affiliate of Bank of America, N.A. ("Trustee") serves as the trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Enrollment – Beginning May 1, 2007, all newly hired employees were automatically enrolled into the Plan at a 1% deferral rate. Effective June 1, 2012, all newly hired employees are automatically enrolled into the Plan at a 3% deferral rate. The deferral rate automatically increases by an additional 1% annually until the deferral rate equals 8%. Participants have approximately 90 days from their hire date to opt out of the Plan. Participants may change the contribution rate prospectively at any time.

Contributions – Each year, participants may contribute up to 75% of their pretax compensation up to the maximum allowed by the Internal Revenue Service (IRS), excluding overtime, bonuses and all forms of incentive compensation (except commissions), to the Plan. Effective January 1, 2012, participants may make after-tax Roth contributions in conjunction with their pretax contributions up to 75% of their compensation up to the maximum allowed by the IRS, excluding overtime, bonuses and all forms of incentive compensation (except commissions), to the Plan. The Company matches 50% of the percentage of employee deferral contributions as determined by the Plan document as summarized below:

50% of the first 6% of salary deferral contributions

•Non-union employees hired before 7/1/2003
•Local 95 and Local 76 union employees hired before 11/4/2004
•Local 1293 union employees hired before 12/17/2004

50% of the first 8% of salary deferral contributions

•Non-union employees hired on or after 7/1/2003
•Local 95 and Local 76 union employees hired on or after 11/4/2004
•Local 1293 union employees hired on or after 12/17/2004
•South Jersey Energy Service Plus employees hired on or after 4/15/2003

The Plan also allows for an after-tax contribution to the Plan of the cash equivalent of unused personal and vacation time off for the Plan year up to a maximum of forty hours, as well as providing for an additional year-end Company contribution for the same groups of employees eligible for the match on the first 8% of salary deferral contributions.  These additional year-end contributions are $1,000 for participants with 10 years or less of service, and $1,500 for participants with more than 10 years of service.

Per the Plan guidelines, additional amounts may be contributed at the discretion of the Company’s Board of Directors. Contributions are subject to certain Internal Revenue Code (IRC) limitations.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of (1) Company discretionary contributions and (2) Plan earnings, and charged with an allocation of Plan losses and administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments – Participants direct the investment of their contributions into various investment options offered by the Plan, including the option to self-direct their Company match.  Participants may transfer amounts related to Company contributions as soon as they are contributed to the Participants’ account, thus all investments are participant-directed.  The Plan offered the following as investment options in 2011 and 2012:

Name	Objective

South Jersey Industries, Inc. Common Stock	Growth & Income
Bank of America Retirement Preservation Trust (1)	Capital Preservation
American Growth Fund of America (2)	Growth
BlackRock Basic Value Fund	Growth & Income
BlackRock S&P 500 Index Fund	Growth
Eaton Vance Dividend Builder Fund	Growth & Income
Eaton Vance Large Cap Value Fund	Growth & Income
Franklin Small Cap Value Fund	Growth
Franklin Total Return Fund	Income
ING International Value Fund	Growth
Invesco International Growth Fund	Growth
Invesco Stable Value Retirement Trust Fund (1)	Capital Preservation
Invesco Van Kempen Mid Cap Growth Fund	Growth
Janus Forty Fund	Growth
Janus Overseas Fund	Growth
MainStay Large Cap Growth Fund (2)	Growth
Pioneer Bond Fund	Income
Prudential Jennison Small Company Fund	Growth
Virtus Mid Cap Value Fund	Growth

(1) In February 2011 the Bank of America Retirement Preservation Trust Fund terminated its operations and was replaced in the Plan by the Invesco Stable Value Retirement Trust Fund (See Note 2 - Summary of Significant Accounting Policies).
(2) Effective March 1, 2012, the American Growth Fund of America investment option was removed and replaced with the MainStay Large Cap Growth Fund.

Vesting – Participants are vested immediately in their contributions plus actual earnings thereon.  Vesting in the Company’s contribution portion of their accounts is based on years of continuous service.  A participant is 100% vested after three years of credited service.

Participant Loans – Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits – On termination of service for any reason, a participant is eligible to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, unless the participant’s vested interest is less than $1,000, in which case the funds are automatically distributed to the participant at year-end.

Forfeited Accounts – At December 31, 2012 and 2011, forfeited nonvested accounts totaled $0 and $17,391, respectively. These accounts will be used to reduce future employer contributions or to pay Plan expenses. Amounts forfeited during the years 2012 and 2011 totaled $7,248 and $8,833, respectively. Forfeited amounts were used in 2012 and 2011 to fund the contribution match in the amount of $24,639 and $16,310, respectively.

Plan Amendments – The Plan was amended during 2011 and 2012 as follows:

•	Effective January 1, 2011 - To update the contribution increases for newly hired eligible employees automatically enrolled in the Plan.

•
Effective September 23, 2011 - To give the Company's Corporate Counsel & Secretary, along with the Vice President of the Company responsible for retirement plans, the ability to execute and adopt certain Plan amendments.

•
Executed September 26, 2011 and applied retroactively - To reflect the Plan's compliance with requirements with the IRS pursuant to IRS Revenue Procedure 2007-44 and the Workers, Retiree, and Employer Recovery Act of 2008.

•	Effective January 1, 2012 - To permit eligible employees to make after-tax Roth contributions in conjunction with their pretax contributions.

•	Effective February 17, 2012 and applied retroactively - To make clarifying changes regarding eligibility and benefits.

•	Effective June 1, 2012 - To update the contribution increases for newly hired eligible employees automatically enrolled in the Plan.

•	Effective October 10, 2012 - To substitute fully the June 1, 2012 amendment and change sections of the February 17, 2012 amendment.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and were prepared using the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.

Included in the Plan’s net assets available for benefits at December 31, 2012 and 2011, are investments in Company common stock amounting to approximately $98.2 million and $114.2 million, respectively, whose value could be subject to change based upon market conditions.

Investment Valuation - The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded on the last business day of the Plan year.

Mutual funds: Valued at the net asset value (‘NAV”) of shares held by the Plan at year end.

Common/Collective trusts: These consist primarily of synthetic guaranteed investment contracts, which are a combination of a portfolio of individual assets and a wrap contract typically issued by a financial institution or insurance company that provides that participant transactions are executed at contract value.

In February 2011, the Bank of America N.A. Retirement Preservation Trust Fund terminated its operations and became officially liquidated.  The Plan’s Trust units were redeemed at their fair market value, which was identical to its contract value.  Also in February 2011, the Plan entered into an agreement to reinvest the Trust units into the Invesco Stable Value Retirement Fund, at a value of approximately $7,300,000.  Beginning in 2011, investments held by the Invesco Stable Value Retirement Fund are reported at fair value in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Income Recognition – Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Expenses – Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan Document.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at either December 31, 2012 or 2011.

New Accounting Pronouncements –

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This ASU amends ASC Topic 820 to include a consistent definition of the term “fair value” and set forth common requirements for measuring fair value and disclosing information about fair value measurements in financial statements. The new guidance became effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of this guidance did not have an impact on the Plan's financial statement results.

3.	FAIR VALUE MEASUREMENTS

GAAP establishes a framework for measuring fair value. That framework provides a hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The levels of the fair value hierarchy are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 (in thousands):

	Total	Level 1	Level 2	Level 3
Common stock	$98,216	$98,216	$—	$—
Equity Funds:
Large-Cap Funds	9,388	9,388	—	—
Mid & Small-Cap Funds	6,385	6,385	—	—
International Funds	5,886	5,886	—	—
Bonds Funds	6,911	6,911	—	—
Common/Collective Trusts	8,178	—	8,178	—
	$134,964	$126,786	$8,178	$—

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 (in thousands):

	Total	Level 1	Level 2	Level 3
Common stock	$114,192	$114,192	$—	$—
Equity Funds:
Large-Cap Funds	7,983	7,983	—	—
Mid & Small Cap Funds	5,333	5,333	—	—
International Funds	4,578	4,578	—	—
Bonds Funds	6,230	6,230	—	—
Common/Collective Trusts	8,352	—	8,352	—
	$146,668	$138,316	$8,352	$—

Transfers between different levels of the fair value hierarchy may occur based on the level of observable inputs used to value the instruments from period to period. For the years ended December 31, 2012 and 2011, there were no transfers in or out of Levels 1, 2, or 3.

As of December 31, 2012 and 2011, the Plan did not have any level 3 assets.

4.	INVESTMENTS

The following is a summary of investments of the Plan that exceed 5% of the net assets available for benefits:

	December 31,
	2012	2011
South Jersey Industries, Inc. Common Stock	$98,215,794	$114,191,746
Invesco Stable Value Retirement Trust Fund	8,178,407	8,351,780

Investments in South Jersey Industries, Inc. common stock are stated at fair value based on quoted market prices, which was $50.33 and $56.81 per share at December 31, 2012 and 2011, respectively, and represents the closing price for the stock as traded on the New York Stock Exchange.

During the year ended December 31, 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

South Jersey Industries, Inc. common stock	$(13,132,304)
Equity Funds	2,114,781
Bond Funds	228,294
Total	$(10,789,229)

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments were shares of funds managed by the Trustee as defined by the Plan and, therefore, these transactions qualified as exempt party-in-interest transactions. However, those funds terminated their operations in February 2011 (See Note 2 - Summary of Significant Accounting Policies). In addition, Merrill Lynch Investment Managers merged with BlackRock, Inc., on September 29, 2006.  As such, transactions in BlackRock funds qualify as exempt party-in-interest transactions. Certain fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.  Additional fees paid by the Plan for the investment management services were $25,088 for the year ended December 31, 2012.

At December 31, 2012 and 2011, the Plan held 1,951,436 and 2,010,064 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $113,479,249 and $107,920,215, respectively. During the year ended December 31, 2012, the Plan recorded dividend income associated with the Plan’s investments in Company common stock of $3,262,950.

7.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated July 21, 2011, that the Plan and related trust, as then designed, were in accordance with the applicable regulations of the IRC.  The Plan has been amended since receiving the determination letter. In September 2011, the Company and the Plan administrator filed a Voluntary Correction Program (VCP) submission with the IRS. The plan was amended on October 10, 2012 as required by the IRS in accordance with the Compliance Statement dated August 15, 2012. The Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012:

Net assets available for benefits per the financial statements	$136,918,055
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	67,821
Net assets available for benefits per the Form 5500	$136,985,876

Decrease in Net Assets per the financial statements	$(11,460,699)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	26,067
Decrease in Net Assets per the Form 5500	$(11,434,632)

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011:

Net assets available for benefits per the financial statements	$148,378,754
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	41,754
Net assets available for benefits per the Form 5500	$148,420,508

Increase in Net Assets per the financial statements	$8,621,681
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(41,754)
Increase in Net Assets per the Form 5500	$8,579,927

9.	SUBSEQUENT EVENTS

Effective January 1, 2013, the loan provision of the Plan was changed to allow participants to receive 100% of their vested balance (employee contributions as well as Company match) up to $50,000.

Effective January 14, 2013, the Plan eliminated the Eaton Vance Dividend Builder Fund and Blackrock Basic Value Fund and transferred the assets to the Blackrock Equity Dividend Fund.

On January 31, 2013, the Company and the Plan administrator filed an application for an updated determination with the IRS in accordance with the Plan's regular submission cycle.

Effective March 1, 2013, the year-end contributions of $1,000 for participants with 10 years or less of service, and $1,500 for participants with more than 10 years of service (as disclosed in Note 1) increased to $1,500 and $2,000, respectively, for South Jersey Gas Company Local 1293 participants only.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

	Identity of Party Involved	Description of Asset	Investment Type	Cost	Current Value
*	Bank of America, N.A.	Cash	Cash	**	$95,741
*	South Jersey Industries, Inc.	SJI Common Stock	Common Stock	**	98,215,794
	Invesco	Invesco Stable Value Retirement Trust Fund	Common/Collective Trust	**	8,178,407
*	BlackRock	BlackRock Basic Value Fund A	Mutual Fund	**	2,358,147
*	BlackRock	BlackRock S&P 500 Index Fund I	Mutual Fund	**	3,453,214
	Eaton Vance	Eaton Vance Dividend Builder Fund	Mutual Fund	**	510,622
	Eaton Vance	Eaton Vance Large-Cap Value Fund A	Mutual Fund	**	647,416
	Franklin	Franklin Small Cap Value Class A	Mutual Fund	**	356,733
	Franklin	Franklin Total Return Fund Class A	Mutual Fund	**	2,063,544
	ING	ING International Value Fund Class A	Mutual Fund	**	4,108,630
	Invesco	Invesco International Growth Fund A	Mutual Fund	**	1,248,854
	Invesco	Invesco Van Kampen Mid Cap Growth Fund A	Mutual Fund	**	545,480
	Janus	Janus Forty Fund Class A	Mutual Fund	**	459,507
	Janus	Janus Overseas Fund Class A	Mutual Fund	**	528,026
	MainStay	MainStay Large Cap Growth Fund A	Mutual Fund	**	1,959,340
	Pioneer	Pioneer Bond Fund	Mutual Fund	**	4,847,572
	Prudential	Prudential Jennison Small Company Fund	Mutual Fund	**	2,331,053
	Virtus	Virtus Mid Cap Value Fund A	Mutual Fund	**	3,151,672
		Pending Settlement Fund		**	150
*	Plan Participants	Participant Loan Fund -
		Maturing 2013-2021 at interest rates of 4.25-8.75%	Loans	**	1,544,237

				**	$136,604,139
*	Indicates party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and therefore is not included.
	See Note 1 to the Financial Statements under the caption "Investments" for additional discussion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trust Committee of South Jersey Industries, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

Date: June 26, 2013	By:	/s/ Stephen H. Clark
Stephen H. Clark
Chairman, Trust Committee
Treasurer
South Jersey Industries, Inc.